EXHIBIT 17.1

SSU-CHUAN LAI
10F., No. 93, Sec. 1, Xintai 5th Rd., Xizhi Dist.
New Taipei City 221, Taiwan

September 7, 2026
The Board of Directors
VitaSpring Biomedical Co., Ltd.
5225 Canyon Crest Drive, Suite 71-802
Riverside, CA 92507

Re: Resignation as Director and Officers

Members of the Board:

I hereby resign from my positions as Chairperson of the Board of Directors, Chief Executive Officer and Chief Financial Officer of VitaSpring Biomedical Co., Ltd., a Nevada corporation (the "Company"), and from any and all other offices and positions I hold with the Company and as a member of the Board of Directors of the Company.

My resignation is effective at 11:58 p.m. Pacific Time on September 7, 2026, immediately following (i) the election of my successor as a director of the Company and (ii) the appointment of the successor officers of the Company, in each case as provided in the Action by Written Consent of the Sole Director of the Company dated September 7, 2026. It is my intention that at no time shall the Company be without at least one director in office.

My resignation is not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

I confirm that I have delivered, or will promptly deliver, to the Company all books, records, corporate seals, passwords, access credentials and other property of the Company in my possession or control, and I agree to cooperate with the Company and its counsel as reasonably requested in connection with the transition, including with respect to the Company's periodic reports and its application with OTC Markets Group Inc. I consent to the filing of this letter, and to the disclosure of my resignation and its terms, in the Company's Current Report on Form 8-K and in the Company's other filings with the Securities and Exchange Commission and submissions to OTC Markets Group Inc.

It has been a privilege to serve the Company, and I wish the Company and its incoming management every success.

Very truly yours,

____
Ssu-Chuan Lai